NEPHROS, INC.
41 Grand Avenue
River Edge, NJ 07661

November 29, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  Ruairi Regan

Re:	Nephros, Inc. Preliminary Proxy Statement on Schedule 14A Filed on October 1, 2010 File No. 001-32288

Dear Mr. Regan:

In connection with the above-captioned filing and comments set forth in the Staff's comment letter dated October 28, 2010, we hereby acknowledge that:

•	Nephros is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Nephros may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, NEPHROS, INC. By: /s/ Gerald J. Kochanski Chief Financial Officer